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                                                                     Exhibit 4.1



WHEREAS, the Company is indebted to Claridge Capital Corp. ("Claridge") for consulting services rendered and expenses incurred in connection with the operation of the Company's assembly facility in Portsmouth, New Hampshire, and

WHEREAS, Kit McKittrick is the sole shareholder of Claridge and performed services on its behalf to the Company, and

WHEREAS, Claridge has agreed to accept shares of the Company's common stock as consideration for its services and directed that the shares be issued to Kit McKittrick, be it

RESOLVED, that 500,000 shares be issued to Kit McKittrick for such consulting services rendered and expenses incurred in connection with the Company's assembly facility in Portsmouth, New Hampshire, and be it

FURTHER RESOLVED, that all of the above referenced shares of the Company's common stock be registered in a registration statement on Form S-8 to be filed with the Securities and Exchange Commission.